

January 3, 2008

Room 7010

David H. Sidwell
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended November 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2007**
> **File No. 001-11758**

Dear Mr. Sidwell:

We have reviewed your response letter dated November 27, 2007 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended November 30, 2006

Note 4. Collateralized and Securitization Transactions, page 126

1. We have reviewed your response to prior comment 1 in our letter dated August 30, 2007 and appreciate the detailed information you have provided. Please address the following comments with regards to your subprime lending:
   - Please reconcile and explain the difference between the amount of your subprime residential mortgage loans at August 31, 2007 that is included in your response C to prior comment 1 to the $12.3 billion amount presented in your subprime analysis for 2007 that was included in your response and also included in your Form 8-K filed November 7, 2007. For example, explain how your trading positions in subprime related securities and derivatives are reflected in this table;

- For each amount quantified in responses C – K, please reconcile these amounts to amounts in your statement of financial position at August 31, 2007 and provide explanations for any material differences;
- We note your risk management policies discussed in your response and your disclosure in Item 7A of your Form 10-K for 2006. Please ensure that your Item 7A disclosures in future filings include a more detailed discussion of your origination policies, specifically any changes in eligibility requirements, and discusses in detail disposition strategies and how you monitor your net exposure when evaluating risks associated with your trading and other portfolios;
- We note that your response has not addressed the possibility that your subprime lending business will have a material adverse impact on your financial condition, results of operations or liquidity. We caution you to continue to evaluate, both on a quantitative and qualitative basis, the appropriate amount of transparent disclosures you provide regarding your subprime lending so that readers are informed about your level of involvement in these activities; and
- We note in your Form 10-Q for August 31, 2007 you disclose in MD&A that the US economy was experiencing signs of slowing during the third quarter 2007, primarily reflecting difficult conditions in the residential real estate and credit markets and that concerns about the impact of subprime loans caused the broader credit markets to deteriorate considerable over the course of the quarter. In light of the economic slowing in the residential real estate and credit markets and your impairment of trading portfolio that included real estate securities, tell us how you determined that there were no decreases in fair value of your US subprime related balance sheet exposures during the third quarter 2007;
- Please provide us with a comprehensive analysis as to how Saxon Capital, Inc. may impact your company. Tell us what disclosures you intend to include in future filings in this regard.
- If material, you should consider discussing your revenues from involvement in subprime loans and any expected impact due to the current market conditions.

Further, we urge you to carefully consider how your current involvement with subprime loans may impact your companies, financial position, results of operations and liquidity. The impacts considered should encompass, whole loan exposures, trading investments, derivatives, available for sale securities, investment in, and by, subsidiaries and any and all exposures to off-balance sheet entities and unrelated entities. Your disclosures should be presented in such a way that readers can fully understand the scope or your direct and indirect involvement, and potential exposures you have regarding such loans and financial instruments.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant